Interim Condensed Consolidated Financial Statements

March 31, 2013 (unaudited)

May 30th, 2013

Management's Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of Genoil Inc.(the “Corporation”) were prepared by management in accordance with International Financial Reporting Standards. Management acknowledges responsibility for the preparation and presentation of the unaudited interim condensed consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Corporation’s circumstances. The basis of preparation and significant accounting policies of the Corporation are summarized in notes 2 and 3 to the March 31, 2013 unaudited interim condensed consolidated financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the interim unaudited condensed consolidated financial statements and (ii) the unaudited interim condensed consolidated financial statements fairly present in all material respects the financial position, financial performance and cash flows of the Corporation, as of the date of and for the periods presented by the unaudited interim condensed consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim condensed consolidated financial statements together with other financial information of the Corporation and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Corporation. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Corporation for issuance to the shareholders.

Management recognizes its responsibility for conducting the Corporation’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed)	(signed)
David K. Lifschultz	Thomas Bugg
Director	Director

Notice of No Auditor Review of

Interim Condensed Consolidated Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited condensed interim condensed consolidated financial statements as at and for the three months ended March 31, 2013 and 2012.

GENOIL INC. Interim Condensed Consolidated Statements of Financial Position (Unaudited) (amounts in Canadian dollars)

	March 31	December 31
	2013	2012

ASSETS
CURRENT
Cash and cash equivalents	$ 70,054	$ 334,407
Trade and other receivables	35,841	16,967
Prepaid expenses and deposits	107,400	118,963
Due from related parties (Note 5)	213,424	172,574

	426,719	642,911

PROPERTY AND EQUIPMENT (Note 6)	297,569	303,326
INTANGIBLE ASSETS (Note 7)	1,736,286	1,739,006

	2,033,855	2,042,332

	$ 2,460,574	$ 2,685,243

LIABILITIES
CURRENT
Trade and other payables	1,351,611	$ 1,619,917
Convertible notes - current portion (Note 9)	2,071,886	2,012,343
Due to investors	110,508	433,820
Promissory notes (Note 8)	98,791	96,774

	3,632,796	4,162,854
CONVERTIBLE NOTES (Note 9)	137,109	133,445
DERIVATIVE LIABILITY (Note 10)	317,359	281,574

	4,087,264	4,577,873

EQUITY
Share capital (Note 10)	58,872,106	58,276,791
Contributed surplus (Note 14)	21,295,224	21,043,968
Accumulated other comprehensive income	19,027	32,439
Accumulated deficit	(81,813,047)	(81,245,828)

	(1,626,690)	(1,892,630)

	$ 2,460,574	$ 2,685,243

Going concern (Note 1) Commitments (Note 16) Contingencies (Note 17) Subsequent events (Note 18) Approved by the Board of Directors

(signed)	D.K. Lifschultz	David K. Lifschultz, Director

(signed)	Thomas Bugg	Thomas Bugg, Director

See accompanying notes to consolidated financial statements.

GENOIL INC Interim Condensed Consolidated Statements of Loss and Comprehensive Loss Three months ended March 31 (Unaudited) (amounts in Canadian dollars)

	2013	2012

OPERATING EXPENSES
Administrative	$ 252,413	$ 414,136
Share-based payments (Note 11)	251,256	55,550
Depreciation	10,465	99,481
Development expenses	1,818	5,576

LOSS FROM OPERATIONS	515,952	574,743

Derivative liability fair value adjustment
(Note 10)	35,785	(209,518)
OTHER INCOME/EXPENSES
Finance expense (Note15)	15,482	51,180

	15,482	51,180

NET LOSS	567,219	416,405
Foreign currency translation	13,412	(9,627)

COMPREHENSIVE LOSS	$ 580,631	$ 406,778

Loss per share (Note 13)	$ (0.01)	$ (0.01)

See accompanying notes to consolidated financial statements.

GENOIL INC. Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity Three months ended March 31 (Unaudited) (amounts in Canadian dollars)

			Accumulated
			Other
		Contributed	Comprehensive
	Share Capital	Surplus	Income	Deficit	Total Equity

Balance, January 1, 2012	$ 56,966,166	$ 18,927,972	$ 20,948	$ (75,813,747)	$ 101,339
Share-based payments	-	55,550	-	-	55,550
Other Comprehensive Income	-	39,521	9,627	-	49,148
Loss for the year	-	-	-	(416,405)	(416,405)

Balance, March 31, 2012	$ 56,966,166	$ 19,023,043	$ 30,575	$ (76,230,152)	$ (210,368)

Balance, January 1, 2013	$ 58,276,791	$ 21,043,968	$ 32,439	$ (81,245,828)	(1,892,630)
Issue of common shares (see Note 10)	595,315		-	-	595,315
Share-based payments	-	251,256		-	251,256
Other Comprehensive Income	-	-	(13,412)	-	(13,412)
Loss for the year	-	-	-	(567,219)	(567,219)

Balance, March 31, 2013	$ 58,872,106	$ 21,295,224	$ 19,027	$ (81,813,047)	$ (1,626,690)

See accompanying notes to consolidated financial statements.

GENOIL INC. Interim Condensed Consolidated Statements of Cash Flows Three months ended March 31 (Unaudited) (amounts in Canadian dollars)

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (567,219)	$ (416,405)
Adjustments for:
Share-based payments	251,256	55,550
Depreciation	10,465	99,481
Finance expense (Note 15)	65,223	57,574
Derivative liability fair value adjustment (Note 10)	35,785	(209,518)

	(204,490)	(413,318)

Changes in non-cash working capital
Trade and other receivables	(18,874)	(4,557)
Prepaid expenses and deposits	11,563	11,562
Trade and other payables	(268,306)	(31,878)

	(275,617)	(24,873)

Cash flows used by operating activities	(480,107)	(438,191)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(1,988)	(22,805)

Cash flows used by investing activities	(1,988)	(22,805)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in due to related parties (Note 5)	(40,850)	(2,745)
Increase in due to investors	(323,311)	445,126
Issuance of common shares	595,315	-
Proceeds from issuance of promissory notes	-	51,758
Repayment of promissory notes		(14,942)

Cash flows provided by financing activities	231,154	479,197

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(250,941)	18,201
Cash and cash equivalents, beginning of year	334,407	37,208
Foreign exchange translation	(13,412)	9,627

CASH AND EQUIVALENTS, END OF PERIOD	$ 70,054	$ 65,036

See accompanying notes to consolidated financial statements.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

1. REPORTING ENTITY AND GOING CONCERN

Genoil Inc. (the “Company”) was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of the Company as at and for the period ended March 31, 2013 comprise the Company and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC (“Emirates LLC”) and Two Hills Environmental Inc. (“Two Hills”). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB. The Company’s registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. The Company reported a net loss of $567,219 (2012 - $416,405) and used funds for operating activities of $480,107 (2012 - $438,191) for the periods ended March 31, 2013 and 2012. The Company had a net working capital deficiency of $3,206,077 (December 31, 2012 – $3,519,943) and a cumulative deficit equal to $81,813,047 (December 31, 2012 - $81,245,828) as at March 31, 2013.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the 2013 period, the Company received net cash proceeds of $231,154 (2012 - $479,197) pursuant to financing activities.

At the close of 2012, the Company recorded an impairment charge equal to $1,900,000 as a consequence of:

  The current state of disrepair of the pilot upgrader ($900,000); and
  The impairment of technology rights and patents related to the GHU.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

1. REPORTING ENTITY AND GOING CONCERN (cont’d)

Subsequent to year-end, the Company entered into an arrangement with Pointsource Processing Inc. to market land and sea based oil/water separators. Pointsource spent months investigating the technology and rated it as “cutting edge”, economically priced, with very low operating expense, due to the relative lack of consumables. Pointsource has identified the current, below-listed marketing opportunities:

  Royal Canadian military – destroyers and submarines;
  Pulp and paper companies in Canada;
  USA processing facility; and
  Waste management applications.

On April 2, 2013, the Company received a demand letter, from the landlord of the Company’s former Sherwood Park, Alberta location, stating that should the Company not pay $100,068, in rental arrears, in a certified fashion, by April 12, 2013, the landlord would commence legal proceedings against the Company to satisfy this debt. The Company has not made this payment; however, an offer, to which no response has been received, to settle this liability, utilizing the “shares for debt” avenue has been proffered to the landlord.

On April 4, 2013, the Board of Directors of the Corporation completed a review of compensation levels for the Corporation's officers. Recognizing the Corporation’s scarce cash resources and resultant inability to pay cash compensation, the Board approved the grant of an aggregate of 5,500,000 stock appreciation rights relating to the market performance of Genoil’s common shares, at base price of $0.06, being superior to the closing price of the Corporation's shares on the TSX Venture Exchange on the day prior to the day this grant was made. Of the 5,500,000 rights approved for grant, 4,000,000 have been approved for grant to the Corporation's Chief Executive Officer and 1,500,000 to the Corporation's President, as an inducement for their continued efforts and their compensation, in lieu of any salary compensation, for 2013. All rights described above vest immediately and have a term of five years from the date of grant.

On May 7, 2013, the Board approved the grant of an aggregate of 7,000,000 stock appreciation rights relating to the market performance of Genoil’s common shares, at a base price of $0.04, being superior to the closing price of the Corporation’s shares on the TSX Venture Exchange on the day prior to the day this grant was made. Of the 7,000,000 rights approved for grant, 3,500,000 were approved for grant to the Corporation’s Chief Executive Officer, and 3,500,000 to the Corporation’s President, as an inducement for their continued efforts and their compensation, in lieu of any salary compensation for 2013. All rights described above vest immediately and have a term of five years from the date of grant.

On May 24, 2013, a Certificate of Default Judgment was registered against the Company in the amount of $25,790.82, which as of the date of these financial statements remains outstanding.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Corporation's common shares. Although these shares are subject to a "hold" period on both the United States and Canadian stock markets, the investors' confidence in the undertakings of management, with respect to future positive market performance of the Corporation's common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

2. BASIS OF PREPARATION

(a) Statement of compliance

These interim condensed consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2012, except as outlined below. They have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain financial information and disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed. The disclosure provided herein is incremental to the disclosure included in the annual financial statements. The interim condensed consolidated financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2012.

These interim condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors on May 30, 2013.

(b) Going concern

These interim condensed consolidated financial statements have been prepared in accordance with IFRS on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business within the foreseeable future. As discussed in Note 1, a number of conditions exist that indicate the existence of a material uncertainty, which may cast significant doubt about the Company’s ability to continue as a going concern, and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to operate on a going concern basis is also dependent upon achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. These consolidated financial statements do not include any adjustments in the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of cash flow classifications used, that might result from the outcome of this uncertainty, and such adjustments may be material.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation:

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The Company has the following subsidiaries:

  Genoil USA Inc., incorporated in Delaware, United States, which is a wholly-owned subsidiary of the Company.
  Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates.
  Emirates LLC is jointly-owned by S.B.K. Commercial Business Group LLC and theCompany. As at December 31, 2012, the Emirates LLC had not yet commencedoperations and holds no assets.
  Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly-owned subsidiary of the Company. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base.
  The asset base comprises a site under which three salt caverns have been formed in theLotsberg Formation beneath the earth's surface. Such caverns are used in the oilfielddisposal industry as a destination for oilfield wastes.

The financial results of the Company’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Company.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

These condensed interim financial statements have been prepared following the same accounting policies and methods of computation as the Corporation’s audited consolidated financial statements for the nine month period ended December 31, 2012 and year ended March 31, 2012 except as noted below:

The Corporation has adopted the following new and amended standards, along with any consequential amendments, effective January 1, 2013:

IFRS 7, “Financial Instruments” provides additional information about offsetting of financial assets and liabilities. Additional disclosures are required to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s financial position.

The adoption of IFRS 7 had no impact on the Corporation’s financial statements;

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

3. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

IFRS 10, “Consolidated Financial Statements” provides a single model to be applied in control analysis for all investees including special-purpose entities.

The adoption of IFRS 10 had no impact on the Corporation’s financial statements;

IFRS 11, “Joint Arrangements” redefines joint arrangements into two types: joint operations and joint ventures, each with their own accounting model. All joint operations need to be proportionately consolidated and joint ventures to be equity accounted.

The adoption of IFRS 11 had no impact on the Corporation’s financial statements;

IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

The adoption of IFRS 12 had no impact on the Corporation’s financial statements;

FRS 13, “Fair Value Measurement” defines the fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments at January 1, 2013. The Corporation has complied with the new disclosure requirements of IFRS 13 in the notes to the financial statements;

IAS 1, “Presentation of Financial Statements”, amended to require presentation of an additional opening balance sheet when an entity applies an accounting policy retrospectively or makes a retrospective restatement or reclassification and to clarify the disclosure requirements.

The adoption of IAS 1 had no impact on the Corporation’s financial statements; and

IAS 32, “Financial Instruments: Presentation”, amended to clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of offset in respect of its financial instruments, and clarifying the treatment of income taxes related to distributions and transaction costs.

The adoption of IAS 32 had no impact on the Corporation’s financial statements.

(b) Future accounting pronouncements

Accounting standards and amendments to existing standards not yet effective

The Corporation has reviewed new and revised accounting standards that have been issued but are not yet effective, and determined that the following may have an impact on the Corporation:

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

3. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

For annual periods beginning on or after January 1, 2015, the Corporation will be required to adopt:

IFRS 9 “Financial Instruments”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

The Corporation has not yet completed its assessment and evaluation of the effect of adopting the new and amended standards and the impact it may have on its financial statements.

4. DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy is as follows:

  Level 1 – quoted prices in active markets for identical assets or liabilities;
  Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and,
  Level 3 – inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using level 1 inputs. The derivative liability has been measured using level 3 inputs.

(a) Current assets and current liabilities

The fair value of cash and cash equivalents, trade and other receivables, trade and other payables, due to investors, promissory notes and amounts due to/from related parties is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At December 31, 2012 and December 31, 2011, the fair value of these balances approximated their carrying value due to their short term to maturity.

(b) Convertible notes

The carrying value of convertible notes includes the liability component and the equity component related to the conversion feature of the debentures. The liability component is recognized at its fair value on the date of issuance based on the discounted present value of future cash flows, with the remainder of the proceeds attributed to the equity component.

Subsequent to issuance, the liability component is accreted up to face value using the effective interest method.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

4. DETERMINATION OF FAIR VALUES (cont’d)

(c) Stock options and warrants

The fair values of stock options and warrants are measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate.

5. RELATED PARTY TRANSACTIONS

	March 31	December 31
	2013	2012

Due from related parties	$ 213,424	$ 172,574

During the period ended March 31, 2013, the Company advanced a net amount of $40,850 to an officer of the Company resulting in a balance of $213,424 outstanding as at March 31, 2013, which approximates fair value.

Included in administrative expenses for the three months ended March 31, 2013 are consulting fees of $nil (March 31, 2012 – $nil) paid to companies controlled by an officer of the Company. Also included are rent recoveries in the amount of $661 (March 31, 2012 – nil) receivable from a company controlled by an officer of the Company.

These transactions occurred in the normal course of operations and have been recognized at the agreed to exchange amount which in the opinion of management approximates fair value of the services rendered.

Key management compensation is comprised of the following:

	Period ended March 31
	2013	2012

Salaries and wages	$ 21,000	$ 21,000
Short-term employee benefits	-	837

	$ 21,000	$ 21,837

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

6. PROPERTY AND EQUIPMENT

		Office		Crystal Sea
	Land	equipment	Upgrader	unit	Total
Cost or deemed cost
As at January 1, 2012	$ 54,060	$ 266,672	$ 3,883,455	$ 174,736	$ 4,378,923
Additions	-	14,590	-	23,059	37,649
Impairment	-	-	(900,000)	-	(900,000)

As at December 31, 2012	54,060	281,262	2,983,455	197,795	3,516,572
Additions	-	1,987	-	-	1,987

As at March 31, 2013	$ 54,060	$ 283,249	$ 2,983,455	$ 197,795	$ 3,518,559

Accumulated depreciation
As at January 1, 2012	$ -	$ 259,592	$ 2,676,135	$ -	$ 2,935,727
Depreciation	-	5,436	258,897	13,186	277,519

As at December 31, 2012	-	265,028	2,935,032	13,186	3,213,246
Depreciation	-	1,234	3,259	3,251	7,744

As at March 31, 2013	-	266,262	2,938,291	16,437	3,220,990

Net book value
As at December 31, 2012	54,060	16,234	48,423	184,609	303,326
As at March 31, 2013	54,060	16,987	45,164	181,358	297,569

During the year ended December 31, 2012, the company incurred costs of $23,059 to produce an additional crystal sea unit.

During 2012, the Company incurred a loss on impairment of $900,000 relating to the state of disrepair of the upgrader. The residual value of $48,423 represents salvage value of the upgrader at that time, which continues to be amortized.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

7. INTANGIBLE ASSETS

	Technology		Mineral
	Rights	Patents	Rights	Total

Cost of deemed cost
As at January 1, 2012	$ 2,951,930	$ 856,649	$ 1,628,685	$ 5,437,264
Additions	-	-	-	-
Impairment	(856,412)	(143,588)	-	(1,000,000)

Ast at December 31, 2012	2,095,518	713,061	1,628,685	4,437,264
Additions	-	-	-	-
Impairment			-	-

As at March 31, 2013	$ 2,095,518	$ 713,061	$ 1,628,685	$ 4,437,264

Accumulated depreciation
As at January 1, 2012	$ 2,000,362	$ 574,528	$ -	$ 2,574,890
Depreciation	95,156	28,212	-	123,368

Ast at December 31, 2012	2,095,518	602,740	-	2,698,258
Depreciation	-	2,720	-	2,720

As at March 31, 2013	$ 2,095,518	$ 605,460	$ -	$ 2,700,978

Net book value
As at December 31, 2012	$ -	$ 110,321	$ 1,628,685	$ 1,739,006
As at March 31, 2013	$ -	$ 107,601	$ 1,628,685	$ 1,736,286

During 2012, the Company incurred a loss on impairment of $856,412 and $143,588 on technology rights and patents, respectively, relating to the GHU.

8. PROMISSORY NOTES

In October 2010, the Company issued promissory notes in the amount of $50,700. The promissory notes are unsecured and bear interest at 8% per annum. The principal amount and accrued interest was due on April 6, 2011. The promissory notes were extended for another six months with the provision that interest on one of the notes increases to 12% until repayment. One of the promissory notes was repaid in November 2011 in the amount of $27,549 leaving one note outstanding in the amount of $25,746. During the period ended December 31, 2012 a partial payment was made on the outstanding promissory note of $14,941. As at March 31, 2013, the reported amount of promissory notes includes $5,958 of accrued interest (December 31, 2012 – $5,470).

In June 2011, the Company issued promissory notes in the amount of $346,018 (US$340,000). The promissory notes are unsecured and bear interest at 8% per annum. The notes are due on December 31, 2011. For the three months ended March 31, 2013, the reported amount of promissory notes includes $5,343 (December 31, 2012 - $5,295) of accrued interest. In October 2012, promissory notes in the amount of $386,313 were repaid to the note holders.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

9. CONVERTIBLE NOTES

	Series A	Series E	Total

Balance, January 1, 2012	$ 120,357	$ 1,787,941	$ 1,908,298
Accretion	13,088		13,088
Interest accrued	-	224,402	224,402
Redemption		-

Balance, December 31, 2012	$ 133,445	$ 2,012,343	$ 2,145,788
Accretion	3,664	-	3,664
Interest accrued	-	59,543	59,543

Balance, March 31, 2013	$ 137,109	$ 2,071,886	$ 2,208,995

Series A

On December 23, 2004, the Company issued $5,638,220 of non-interest bearing convertible notes. These convertible notes are due on December 23, 2014. The note holders also received 3,203,534 warrants entitling them to purchase the same number of shares at a price of $0.85 per share at any time prior to December 23, 2009. At the holder’s option, the note may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible note may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 12%, was estimated to be $1,815,356 on the date the agreement was signed. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of 5 years, resulting in a fair value of $834,153. The residual portion of the proceeds of $2,988,711 was allocated to the conversion option. Both the warrants and conversion option were recorded as debt discounts and are being accreted over the term of the debt.

During 2007, notes with a face value of $132,679 were converted into common shares of the company at a price of $0.44 per share and 301,543 shares were issued.

During November 2007, at the request of a large note holder, notes with a face value of $4,902,800 were converted into 2,785,681 preferred shares of the Company. The preferred shares are convertible into 11,142,724 common shares - the same number the convertible notes would have been convertible to. The preferred shares were valued using the market price ($0.61) of the common shares on date of conversion. This value was allocated between long term debt and equity using the same basis as at the original issue of the notes. The fair value of the debt portion was calculated by discounting the face value at 16%, the estimated market rate for the Company. This resulted in a loss of $176,450 being recorded, while contributed surplus was reduced by $4,432,786. Had the Company used a market rate of 18%, a gain of $94,312 would have been recorded.

In September 2011, two notes with a book value of $94,322 were repaid in the amount of $153,213 resulting in a loss on repayment of $58,891.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

9. CONVERTIBLE NOTES (cont’d)

Series E

On October 6, 2008, series E notes were issued with a face value of $1,227,356. Approximately 32% of the amount is due to companies controlled by the Chairman and CEO. The notes had a term of one year, carry interest at 12% p.a., accrued semi-annually, and are convertible into common shares of the Company at $0.27 per share at the option of the holder. The note holders also received 1,136,442 warrants to purchase the same number of common shares of the Company at $0.41 per share.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 28%, was estimated to be $1,061,140 on the date the agreement was signed. A total of $32,275, was allocated to the fair value of the warrants and $133,941 was allocated to the conversion option. The debt discount is being accreted over the term of the debt. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 127%; risk-free rate of 2.93%; and expected life of 1 year.

At October 6, 2009, the notes were extended for another year. As a result of this extension, the $49,798 fair value of the warrant extension was recorded as a reduction to the note payable and accreted over the term of the debt.

The notes were again renewed at October 6, 2010 for another year. As a result of this extension, the $30,455 fair value of the warrant extension was recorded as a reduction to the note payable and is being accreted over the term of the debt. $22,841 was credited to contributed surplus for the fair value of the extension net of $7,614 of deferred taxes.

In July 2012, the company received regulatory approval to extend the notes for one year maturing at October 6, 2013. As a result of this extension, no warrants were issued or recorded. The extended notes carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company at $0.10 per share at the option of the holder.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

10. SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value

10,000,000 Class A Preferred shares, issuable in series, none of which are outstanding

(b) Issued and outstanding common shares

	Number	Amount

Balance, December 31, 2011	318,264,541	$ 56,966,166

Private placements (vi), (viii)	21,891,718	496,005
Shares issued for debt (vii)	10,300,460	824,037
Share issue expenses	-	(9,417)

Balance, December 31, 2012	350,456,719	$ 58,276,791

Private placement (ix, x)	10,152,116	609,127
Exercise of warrants	-	-
Exercise of options	-	-
Shares issued for debt
Share issue expenses	-	(13,812)

Balance, March 31, 2013	360,608,835	$ 58,872,106

(i)	In May 2012, a private placement was completed. The Company issued 6,732,898 shares at $0.09 per common share and allocated $300,144 to share capital. The attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $311,135 was credited to contributed surplus.

(ii)	In September 2012, a shares for debt transaction was completed. The Company issued 10,300,460 common shares at a fair market value of $0.08 per share and allocated $824,037 to share capital.

(iii)	In October 2012, a private placement was completed. The Company issued 15,158,820 shares at $0.07 per common share and allocated $195,860 to share capital. The attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $865,257 was credited to contributed surplus.

(iv)	In February 2013, the company closed a private placement that raised 4408,947 and issued 6,815,783 common shares at $0.06 per common shares. No warrants were issued and the full amount was allocated to share capital.

(v)	In April 2013, The Company closed a private placement that raised $200,180 and issued 3,336,333 common shares at 40.06 per common share. No warrants were issued and the full amount was allocated to share capital.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

10. SHARE CAPITAL (cont’d)

Upon transition to IFRS, the warrants issued in US dollars represented a derivative financial instrument recognized at fair value on the date of issuance with the remainder of the proceeds attributed to the derivative liability.

As at March 31, 2013, the derivative component was determined to be $317,359 (December 31, 2012 - $281,574). The fair value adjustment on derivative liability was a loss of $35,785 (1Q 2012 –(209,518)) which represents the movement in the fair value of the derivative liability during the period plus the net issuance/exercise of warrants of $nil (2012 - $nil).

The fair value of warrants issued during 2013 and 2012 were estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions (no warrants were issued in the first quarter of 2013):

	2013	2012

Volatility	-	118% - 126%
Expected life	-	5 years
Risk-free rate	-	1.34% - 1.60%
Dividend yield	-	-
Weighted average fair value	-	$0.05

11. SHARE-BASED PAYMENTS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 69,819,579 (2012 – 69,819,579). The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant.

A continuity of stock options is as follows:

	Number of	Weighted-Average
	Options	Exercise Price

Balance, January 1, 2012	60,668,500	$0.22
Granted	500,000	0.12
Expired	(2,750,000)	(0.40)

Balance, December 31, 2012	58,418,500	0.21
Granted	7,350,200	0.03
Expired	(3,450,000)	(0.73)

Balance, March 31, 2013	62,318,700	0.12

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

11. SHARE-BASED PAYMENTS (cont’d)

The following is a summary of options outstanding and exercisable as at March 31, 2013:

	Outstanding			Exercisable

			Weighted			Weighted
	Number of	Remaining	Average		Remaining	Average
	Options	Contractual	Exercise	Number of	Contractual	Exercise
Range	Outstanding	Life	Price	Options Vested	Life	Price

$0.00 to $0.39	62,318,700	2.42	0.12	62,318,700	2.42	0.12
$0.40 to $0.79	-	-	-	-	-	-

	62,318,700	2.42	0.12	62,318,700	2.42	0.12

During the three months ended March 31, 2013, the Company recognized $251,256 (March 31, 2012 – $55,550) of share-based payment compensation.

The fair value of stock options granted during 2013 and 2012 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions (no options were issued in the first quarter):

	2013	2012

Volatility	130% - 138%	113%
Expected life	2 - 5 years	5 years
Risk-free rate	1.17% - 1.46%	1.18%
Dividend yield	-	-
Forfeiture rate	0%	0%
Weighted average fair value	$0.03	$0.12

12. WARRANTS

A summary of the changes in share purchase warrants outstanding and exercisable at the end of the period is as follows:

C$ Warrants
	Number of	Weighted-Average
	C$ Warrants	Exercise Price

Balance, December 31, 2011	-	C$ -
Issued	21,891,718	0.10

Balance, December 31, 2012	21,891,718	0.10
Issued	-	-

Balance, March 31, 2013	21,891,718	C$0.10

US $ Warrants
	Number of	Weighted-Average
	US$ Warrants	Exercise Price

Balance, December 31, 2011	21,312,515	US$0.16
Expired	(11,524,612)	(0.19)

Balance, December 31, 2012	9,787,903	0.16
Issued	(1,594,696)	(0.25)

Balance, March 31, 2013	8,193,207	US$0.14

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

12. WARRANTS (cont’d)

The following is a summary of CAD$ warrants outstanding and exercisable as at March 31, 2013:

		Weighted-	Remaining
	Total Number	Average	Contractual Life
Range of Exercise Prices	of Warrants	Exercise Price	(Years)

Cdn$0.00 to $0.79	21,891,718	Cdn$0.10	4.09

The following is a summary of US$ warrants outstanding and exercisable as at March 31, 2013:

		Weighted-	Remaining
	Total Number	Average	Contractual Life
Range of Exercise Prices	of Warrants	Exercise Price	(Years)

US$0.00 to $0.79	8,193,207	US$0.13	3.45
US$0.80 to $1.19	-	-	-

	8,193,207	US$0.13	3.45

13. LOSS PER SHARE

Basic loss per share is calculated as follows:

	Three months ended
	March 31
	2013	2012

Comprehensive loss for the period	$ (580,631)	$ (406,778)

Weighted average number of shares – basic:	350,492,150	318,264,541

Loss per share – basic:	$ (0.01)	$ (0.01)

The effect of warrants and options is anti-dilutive in loss periods.

14. CONTRIBUTED SURPLUS

Balance, December 31, 2011	$ 18,927,972
Stock-based compensation	55,550
Warrants issued	1,215,913
FMV adjustment on debt share conversion	844,533

Balance, December 31, 2012	$ 21,043,968
Stock-based compensation	251,256

Balance, March 31, 2013	$ 21,295,224

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

15. FINANCE EXPENSE

	Three months ended
	March 31
	2013	2012

Interest on convertible notes	$ 59,543	$ 53,491
Interest on promissory notes	2,016	7,732
Accretion of convertible notes	3,664	3,272
Interest expense	(24,625)	(15,425)
Foreign exchange loss	(25,116)	2,110

	$ 15,482	$ 51,180

16. COMMITMENTS

The Company has entered into rental lease agreements ranging from one year to three years which require minimum lease payments of $177,266 in 2013. In the coming year, the Calgary office will be paying rent in 2013 of $137,063, for 2014 rent of $139,248 will be payable and for 2015 rent of $70,171 for six months to lease end will be payable. The Edmonton office will be paying rent for 2013 and 2014 of $39,160 and in 2015 rent of $26,107 for six months to lease end. The New York office will be paying virtual office rent of US$2,148 for the year; this lease agreement is done on an annual basis. All rent payments are recognized as an expense in the period.

Pursuant to the Shareholders Agreement pertinent to the formation of Emirates LLC in 2010, the Company is required to contribute an annual amount of approximately US$150,000 to cover third party charges relative to this company. As at March 31, 2013, this amount was included in trade and other payables.

Contractual obligation repayment schedule:

2013	286,477
2014	330,808
2015	248,677
2016	152,400
2017	152,400

17. CONTINGENCIES

The Company is involved in legal claims associated with the normal course of operations. Management believes they have made adequate provision for such legal claims.

GENOIL INC. Notes to Interim Condensed Consolidated Financial Statements (Unaudited) For the three months ended March 31, 2013 and 2012

18. SUBSEQUENT EVENTS

On April 2, 2013, the Company received a demand letter, from the landlord of the Company’s former Sherwood Park, Alberta location, stating that should the Company not pay $100,068, in rental arrears, in a certified fashion, by April 12, 2013, the landlord would commence legal proceedings against the Company to satisfy this debt. The Company has not made this payment; however, an offer, to which no response has been received, to settle this liability, utilizing the “shares for debt” avenue has been proffered to the landlord.

In April 2013, the company closed a private placement that raised $200,180 and issued 3,336,333 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

On April 4, 2013, the Board of Directors of the Corporation completed a review of compensation levels for the Corporation's officers. Recognizing the Corporation’s scarce cash resources and resultant inability to pay cash compensation, the Board approved the grant of an aggregate of 5,500,000 stock appreciation rights relating to the market performance of Genoil’s common shares, at base price of $0.06, being superior to the closing price of the Corporation's shares on the TSX Venture Exchange on the day prior to the day this grant was made. Of the 5,500,000 rights approved for grant, 4,000,000 have been approved for grant to the Corporation's Chief Executive Officer and 1,500,000 to the Corporation's President, as an inducement for their continued efforts and their compensation, in lieu of any salary compensation, for 2013. All rights described above vest immediately and have a term of five years from the date of grant.

The approval of the grant of these rights resulted from a recommendation made by the Corporation's Chairman and Chief Executive Officer with the unanimous approval of the Board. The recommendation was based upon a review of the current, competitive industry conditions and with the objective being the retention of the Corporation’s key individuals. Consideration was also given to the recent movement in the Corporation's share trading price.

On May 7, 2013, the Board of Directors of the Corporation appointed a new director to the Board. The Board resolved that the new director be offered 1,000,000 options at an exercise price of $0.10 per common share. The Board also resolved to award 6,500,000 common shares to consultants for unpaid services in the amount of $265,000.

On May 24, 2013, a Certificate of Default Judgment was registered against the Company in the amount of $25,790.82, which as of the date of these financial statements remains outstanding.